Exhibit 99.5

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Systems Xcellence Inc. (the "Corporation") on Form 40-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof, I, Jeffrey Park, Senior Vice President, Finance and Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2007.

By:	/s/ JEFFREY PARK
Jeffrey Park
Chief Financial Officer and Senior Vice President, Finance
(principal financial and accounting officer)